Calculation of Filing Fee Tables
Table 1: Transaction Valuation
		Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	1	$ 372,544.55	0.0001381	$ 51.45
Fees Previously Paid
	Total Transaction Valuation:	$ 372,544.55
	Total Fees Due for Filing:			$ 51.45
	Total Fees Previously Paid:			$ 0.00
	Total Fee Offsets:			$ 0.00
	Net Fee Due:			$ 51.45
Offering Note
[1]	Transaction Valuation is calculated as the aggregate book value of 84,095.835 shares in the offer, based on the Net Asset Value Per Share price of $4.43 as of January 31, 2026. Amount of Filing Fee is calculated at $138.10 per $1,000,000 of the Transaction Valuation.

Table 2: Fee Offset Claims and Sources	☑Not Applicable
		Registrant or Filer Name	Form or Filing Type	File Number	Initial Filing Date	Filing Date	Fee Offset Claimed	Fee Paid with Fee Offset Source
Fee Offset Claims	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Fee Offset Sources	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A